Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2018	December 31, 2017
Assets
Current
Cash		$3	$2
Accounts receivable		85	105
Other		17	18
Deferred funding asset	4	-	18
Risk management	9	2	11
Assets held for sale	5	-	35
		107	189
Non-current
Property, plant and equipment	6	2,742	2,819
		2,742	2,819
Total assets		$2,849	$3,008

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$157	$149
Current portion of long-term debt	7	17	31
Current portion of provisions	8	26	27
Risk management	9	73	55
Liabilities related to assets held for sale	5	-	24
		273	286
Non-current
Long-term debt	7	377	328
Provisions	8	214	221
Risk management	9	-	6
Other non-current liabilities	12,13	5	1
		869	842
Shareholders’ equity
Shareholders’ capital	10	2,186	2,181
Other reserves	12	97	96
Deficit		(303)	(111)
		1,980	2,166
Total liabilities and shareholders’ equity		$2,849	$3,008

  See accompanying notes to the unaudited interim consolidated financial statements.

  Subsequent event (Note 7)

  Commitments and contingencies (Note 13)

OBSIDIAN ENERGY THIRD QUARTER 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2018	2017	2018	2017
Oil and natural gas sales and other income	11	$124	$95	$362	$328
Royalties		(12)	(6)	(30)	(22)
		112	89	332	306

Risk management gain (loss)	9	(12)	(10)	(94)	58
		100	79	238	364

Expenses
Operating	11	40	42	123	144
Transportation		9	6	26	21
General and administrative		6	6	18	22
Restructuring	13	-	3	16	9
Share-based compensation	12	3	2	8	6
Depletion, depreciation, impairment and accretion	6,8	74	82	220	234
Gain on dispositions		(3)	-	(3)	(40)
Gain on provisions	8	(4)	(4)	(7)	(8)
Foreign exchange loss (gain)	7	(1)	(3)	4	(5)
Financing	7	5	6	15	17
Other		2	-	10	-
		131	140	430	400
Loss before taxes		(31)	(61)	(192)	(36)

Deferred tax recovery		-	(17)	-	(10)

Net and comprehensive loss		$(31)	$(44)	$(192)	$(26)

Net income (loss) per share
Basic		$(0.06)	$(0.09)	$(0.38)	$(0.05)
Diluted		$(0.06)	$(0.09)	$(0.38)	$(0.05)
Weighted average shares outstanding (millions)
Basic	10	507.2	504.3	506.0	503.8
Diluted	10	507.2	504.3	506.0	503.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2018	2017	2018	2017

Operating activities
Net income (loss)		$(31)	$(44)	$(192)	$(26)
Depletion, depreciation, impairment and accretion	6,8	74	82	220	234
Gain on dispositions		(3)	-	(3)	(40)
Provisions	8	(4)	(4)	(7)	(8)
Deferred tax recovery		-	(17)	-	(10)
Share-based compensation	12	2	2	6	6
Unrealized risk management loss (gain)	9	(31)	16	21	(27)
Unrealized foreign exchange gain	7	(1)	(3)	(4)	(9)
Restructuring	13	-	-	8	-
Decommissioning expenditures	8	(2)	(2)	(5)	(9)
Office lease settlements	8	(1)	(3)	(10)	(11)
Change in non-cash working capital		40	34	46	18
		43	61	80	118
Investing activities
Capital expenditures	6	(41)	(55)	(127)	(105)
Property dispositions (acquisitions), net	6	5	(2)	14	71
Change in non-cash working capital		5	22	(5)	6
		(31)	(35)	(118)	(28)
Financing activities
Increase (decrease) in long-term debt	7	22	(24)	63	(78)
Repayments of senior notes	7	(32)	-	(32)	(19)
Realized foreign exchange loss on repayments	7	-	-	8	4
Issue of equity compensation plans	12	-	-	-	(4)
		(10)	(24)	39	(97)
Change in cash		2	2	1	(7)
Cash, beginning of period		1	2	2	11
Cash, end of period		$3	$4	$3	$4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2018		$2,181	$96	$(111)	$2,166
Net and comprehensive loss		-	-	(192)	(192)
Share-based compensation	12	-	6	-	6
Issued on exercised equity plans	12	5	(5)	-	-
Balance at September 30, 2018		$2,186	$97	$(303)	$1,980

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2017		$8,997	$97	$(6,847)	$2,247
Net and comprehensive loss		-	-	(26)	(26)
Share-based compensation	12	-	6	-	6
Issued on exercised equity plans	12	4	(8)	-	(4)
Elimination of deficit	10	(6,820)	-	6,820	-
Balance at September 30, 2017		$2,181	$95	$(53)	$2,223

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 9)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across its portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2017 with the exception of those outlined in Note 3.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 7, 2018.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Significant accounting policies

New Accounting Policies

IFRS 15

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard was effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective method. IFRS 15 was applied retrospectively only to contracts that were not completed at the date of initial application. The Company completed an assessment of its revenue streams and major contracts following the guidance outlined in IFRS 15. Based on this review, there were no material changes to the timing of the Company’s previous revenue recognition.

As a result of the adoption of IFRS 15, no cumulative effect adjustment to retained earnings was required. However, in accordance with the new standard, the Company did reclassify certain line items within its consolidated income statement to ensure it meets the presentation requirements under IFRS 15. This specifically related to processing fees which were previously included in operating expenses and will now be included in the Oil and natural gas sales and other income line. Certain comparative figures have been reclassified to correspond with current period presentation. This change has no impact on the Company’s consolidated net income (loss) or within the Consolidated Statements of Cash Flows.

IFRS 9

IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard was effective for annual periods beginning on or after January 1, 2018. On January 1, 2018, the Company adopted IFRS 9 which resulted in no material changes in the measurement and carrying value of the Company’s financial instruments.

Future Accounting Policies

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognize assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019 and the Company plans to adopt the standard using the modified retrospective approach by recognizing the cumulative adjustment in opening retained earnings at the date of adoption. Obsidian Energy is currently completing a detailed review of its contracts to determine which contracts are in scope under IFRS 16 and their associated financial statement impact. The Company anticipates that the standard will impact its consolidated financial statements with increases in the assets and liabilities reported on the balance sheet. Additionally, the Company expects impacts to the consolidated statement of income (loss), likely within depletion, financing, operating costs, transportation and general and administrative expenditures. As part of this review, the Company is also assessing potential changes to its processes, policies and internal controls.

4. Deferred funding assets

Deferred funding amounts relate to Obsidian Energy’s share of capital and operating expenses to be funded by the Company’s partner in the Peace River Oil Partnership. The Company fully utilized the deferred funding asset in the fourth quarter of 2017.

	As at
	September 30, 2018	December 31, 2017
Current portion	$-	$18
Long-term portion	-	-
Total	$-	$18

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

5. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at
	September 30, 2018	December 31, 2017
Assets held for sale
Working capital	$-	$1
Property, plant and equipment	-	34
	$-	$35
Liabilities related to assets held for sale
Working capital	$-	$1
Decommissioning liability	-	23
	$-	$24

During the fourth quarter of 2017, as a result of entering into a definitive sale agreement, the Company classified certain non-core legacy assets located in Central Alberta as assets held for sale at December 31, 2017. The transaction closed in January 2018.

6. Property, plant and equipment (“PP&E”)

Cost	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$10,636	$10,648
Capital expenditures	127	141
Joint venture, carried capital	-	50
Acquisitions	-	6
Dispositions	(71)	(76)
Transfer to assets held for sale	-	(125)
Net decommissioning dispositions	4	(7)
SR&ED credits	-	(1)
Balance, end of period	$10,696	$10,636

Accumulated depletion and depreciation	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$7,817	$7,666
Depletion and depreciation	210	289
Impairments	(2)	15
Dispositions	(71)	(91)
Transfers to assets held for sale	-	(62)
Balance, end of period	$7,954	$7,817

		As at
Net book value	September 30, 2018	December 31, 2017
Total	$2,742	$2,819

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

7. Long-term debt

	As at
	September 30, 2018	December 31, 2017
Bankers’ acceptances and prime rate loans	$316	$253

Senior secured notes – 2007 Notes 5.90%, US$5 million, maturing May 31, 2019	6	5
Senior secured notes – 2008 Notes 6.30%, US$24 million, maturing May 29, 2018	-	31
6.40%, US$4 million, maturing May 29, 2020	5	5
Senior secured notes – 2009 Notes 9.32%, US$8 million, maturing May 5, 2019	11	10
Senior secured notes – 2010 Q1 Notes 5.85%, US$10 million, maturing March 16, 2020	13	12
Senior secured notes – 2010 Q4 Notes 4.88%, US$13 million, maturing December 2, 2020	17	17
4.98%, US$6 million, maturing December 2, 2022	7	7
5.23%, US$2 million, maturing December 2, 2025	3	3
Senior secured notes – 2011 Q4 Notes 4.79%, US$12 million, maturing November 30, 2021	16	16
Total long-term debt	$394	$359

Current portion	$17	$31
Long-term portion	$377	$328

During the second quarter of 2018, the Company paid a senior note maturity totaling $32 million (US$24 million).

Additional information on Obsidian Energy’s senior secured notes was as follows:

		As at
	September 30, 2018	December 31, 2017
Weighted average remaining life (years)	2.3	2.3

Weighted average interest rate	5.8%	6.0%

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes and outstanding GBP cross currency swap, resulting in $440 million currently being available under the syndicated credit facility. The revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At September 30, 2018, the Company had $124 million of unused credit capacity available under the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at September 30, 2018, 80 percent (December 31, 2017 – 70 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At September 30, 2018, letters of credit totalling $9 million were outstanding (December 31, 2017 – $14 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Obsidian Energy records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of senior notes upon their maturity. The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Realized foreign exchange loss	$-	$-	$8	$4
Unrealized foreign exchange gain	(1)	(3)	(4)	(9)
Foreign exchange loss (gain)	$(1)	$(3)	$4	$(5)

The Company is subject to certain financial covenants under its senior notes and syndicated credit facility. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At September 30, 2018, the Company was in compliance with all of its financial covenants under such lending agreements.

Subsequent to quarter-end, in November 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants as follows:

●

the maximum senior debt to EBITDA ratio will be less than or equal to 3.75:1 for the period of October 1, 2018 through and including March 31, 2019, decreasing to less than or equal to 3.25:1 for the quarter ending June 30, 2019 and then to 3:1 from July 1, 2019 and beyond (which was the maximum senior debt to EBITDA ratio required prior to entering into the amending agreements).

8. Provisions

		As at
	September 30, 2018	December 31, 2017
Decommissioning liability	$153	$147
Office lease provision	87	101
Total	$240	$248

Current portion	$26	$27
Long-term portion	214	221
Total	$240	$248

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2017 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2017 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. The total decommissioning liability on an undiscounted, uninflated basis was $0.9 billion (December 31, 2017 - $0.9 billion).

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$147	$182
Net additions (dispositions) (1)	2	(4)
Increase (decrease) due to changes in estimates	2	(3)
Liabilities settled	(5)	(16)
Transfers to liabilities for assets held for sale	-	(23)
Accretion charges	7	11
Balance, end of period	$153	$147
Current portion	$10	$10
Long-term portion	$143	$137

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease provision was determined by applying a credit-adjusted discount rate of 6.5 percent (December 31, 2017 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025. Changes to the office lease provision were as follows:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$101	$117
Net additions	(7)	(7)
Increase (decrease) due to changes in estimates	-	(1)
Settlements	(12)	(16)
Accretion charges	5	8
Balance, end of period	$87	$101
Current portion	$16	$17
Long-term portion	$71	$84

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

9. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2018, except for the senior notes described in Note 7 with a carrying value of $78 million (December 31, 2017 – $106 million) and a fair value of $74 million (December 31, 2017 – $103 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated credit facility.

The fair values of all outstanding financial, commodity, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2018 and December 31, 2017, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$(50)	$(43)
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(36)	(7)
Foreign exchange forwards	(3)	(6)
Cross currency swaps	18	6
Total fair value, end of period	$(71)	$(50)

	As at
Total fair value consists of the following:	September 30, 2018	December 31, 2017
Current asset portion	$2	$11
Current liability portion	(73)	(55)
Non-current asset portion	-	-
Non-current liability portion	-	(6)
Total fair value	$(71)	$(50)

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Obsidian Energy had the following financial instruments outstanding as at September 30, 2018. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	15,200 mcf/d	Q4 2018	$2.67/mcf	$2

Ventura	7,500 mcf/d	Q4 2018	US$2.79/mcf	-

Crude Oil
WTI Swaps	2,000 bbl/d	Q4 2018	US$50.09/bbl	(7)
WTI Swaps	2,000 bbl/d	Q4 2018	US$50.81/bbl	(5)
WTI Swaps	4,000 bbl/d	Q4 2018	$71.04/bbl	(11)
WTI Swaps	1,000 bbl/d	Q4 2018	US$49.35/bbl	(3)
WTI Swaps	2,000 bbl/d	Q4 2018	US$48.43/bbl	(8)
WTI Swaps	1,000 bbl/d	Oct/18 – Mar/19	US$50.20/bbl	(6)
WTI Swaps	2,000 bbl/d	Q1 2019	$66.50/bbl	(5)
WTI Swaps	2,000 bbl/d	Q1 2019	US$49.93/bbl	(5)
WTI Swaps	4,000 bbl/d	Jan/19 – Jun/19	$68.58/bbl	(17)
WTI Swaps	2,000 bbl/d	Q2 2019	US$56.53/bbl	(4)
WTI Swaps	1,000 bbl/d	Q3 2019	US$57.00/bbl	(1)

Foreign exchange forward contracts on revenue
FX Collar	US$6	Q4 2018	1.210 to 1.272 USD/CAD	-
FX Swap	US$6	Q4 2018	1.2768	-
FX Swap	US$6	Q4 2018	1.2500	(1)
FX Swap	US$6	Q4 2018	1.2568	-
FX Swap	US$3	Q4 2018	1.2840	-
FX Swap	US$6	Q4 2018	1.2803	-
FX Swap	US$6	Q1 2019	1.3000	-
Total				$(71)

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Based on September 30, 2018 pricing, a $1.00 change in the price per barrel of liquids of WTI would have changed pre-tax unrealized risk management by $4 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $nil.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Realized
Settlement of commodity contracts/assignment	$(24)	$6	$(54)	$23
Settlement of foreign exchange contracts	(19)	-	(19)	8
Total realized risk management gain (loss)	$(43)	$6	$(73)	$31

Unrealized
Commodity contracts	$12	$(16)	$(36)	$30
Foreign exchange contracts	2	-	(3)	(8)
Cross-currency swaps	17	-	18	5
Total unrealized risk management gain (loss)	31	(16)	(21)	27
Risk management gain (loss)	$(12)	$(10)	$(94)	$58

During the third quarter of 2018, the Company’s outstanding GBP cross currency swap matured resulting in a $18 million realized loss.

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2016	502,763,763	$8,997

Issued on exercise of equity compensation plans (1)	1,577,225	4

Elimination of deficit	-	(6,820)

Balance, December 31, 2017	504,340,988	$2,181

Issued on exercise of equity compensation plans (1)	2,915,064	5

Balance, September 30, 2018	507,256,052	$2,186

(1)	Upon exercise of equity compensation plans, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

In June 2017, the Company’s shareholders approved the reduction of the Company’s share capital and the elimination of its deficit as stated at March 31, 2017.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2018	2017	2018	2017
Basic	507.2	504.3	506.0	503.8
Diluted	507.2	504.3	506.0	503.8

For both the third quarter of 2018 and for the first nine months of 2018, 2.1 million shares (2017 – 3.8 million) that are issuable under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

11. Revenue

Obsidian Energy generally recognizes oil and natural gas revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for crude oil, natural gas liquids (“NGL”) and natural gas is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Performance obligations in the contract are fulfilled on the last day of the month with payment typically on the 25th day of the following month. All of the Company’s significant revenue streams are located in Alberta and include the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2018	2017	2018	2017
Crude Oil	$103	$71	$292	$241
NGL	8	6	26	19
Natural gas	10	15	35	58
Production revenues	$121	$92	$353	$318
Processing fees	3	3	9	10
Oil and natural gas sales and other income	$124	$95	$362	$328

12. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange (“TSX”). In June 2017, the shareholders approved amendments to the RPSU plan such that shares provided under the plan can either be purchased on the open market or issued from treasury or alternatively paid out in cash.

RPSU plan (number of shares equivalent)	Nine months ended September 30, 2018	Year ended December 31, 2017
Outstanding, beginning of period	8,397,378	10,199,595
Granted	6,237,740	4,472,510
Vested	(3,534,249)	(3,935,186)
Forfeited	(2,340,667)	(2,339,541)
Outstanding, end of period	8,760,202	8,397,378

Outstanding units – liability method	36,738	730,297
Outstanding units – equity method	8,723,464	7,667,081

	As at
RPSU plan obligation:	September 30, 2018	December 31, 2017
Current liability (1)	$ -	$ 1
Non-current liability	$ -	$ -

(1)	Included within Accounts payable and accrued liabilities.

The fair value of the RPSU plan units granted under the equity method used the following weighted average assumptions:

	Nine months ended September 30
	2018	2017
Average fair value of units granted (per unit)	$1.23	$2.09
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	6.0%	7.8%

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Stock Option Plan

Obsidian Energy has an option plan (the “Option Plan”) that allows the Company to issue options to acquire common shares to officers, employees and other service providers. In March 2017, the Board of Directors resolved to suspend all future grants of options under the Option Plan.

	Nine months ended September 30, 2018		Year ended December 31, 2017
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,662,575	$ 4.60	7,612,625	$ 6.01
Exercised	(154,975)	1.20	(1,577,225)	1.44
Forfeited	(1,436,325)	6.23	(2,372,825)	11.22
Outstanding, end of period	2,071,275	$ 3.72	3,662,575	$ 4.60
Exercisable, end of period	1,450,838	$ 4.60	1,980,876	$ 6.50

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At September 30, 2018, 1,077,838 DSUs (December 31, 2017 – 640,705) were outstanding and $2 million was recorded as a current liability (December 31, 2017 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the PSU plan. The PSU obligation is classified as a liability due to the cash settlement feature. Since June 2017, issuances of performance share units are made under the RPSU plan and therefore could be paid in shares.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2018	Year ended December 31, 2017
Outstanding, beginning of period	1,539,000	1,855,500
Granted	1,066,900	569,000
Vested	(284,000)	(638,750)
Forfeited	(424,200)	(246,750)
Outstanding, end of period	1,897,700	1,539,000

	As at
PSU obligation:	September 30, 2018	December 31, 2017
Current liability (1)	$ 1	$ -
Non-current liability	$ 1	$ 1

(1)	Included within Accounts payable and accrued liabilities.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RPSU plan (liability method), DSU plan and PSU plan is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2018	2017
PSU plan	$1	$1
DSU plan	1	-
RPSU plan – liability method	-	(1)
RPSU plan – equity method	6	6
Share-based compensation	$8	$6

The share price used in the fair value calculation of the RPSU plan (liability method), PSU plan and DSU plan obligations at September 30, 2018 was $1.21 (2017 – $1.32).

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matched these contributions at a rate of $1.50 for each $1.00 of employee contribution up to and including December 31, 2017, $1.25 for each $1.00 of employee contribution for 2018 and $1.00 for each $1.00 of employee contribution thereafter. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Common shares are purchased in the open market at prevailing market prices.

13. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

The Company entered into a settlement agreement regarding a recent legal claim related to a covenant provided on a predecessor company’s long-term office lease, which was assumed by a third party that subsequently filed for creditor protection. Under the terms of the settlement, the Company will pay $13 million over three years as follows: October 2018 - $4 million, July 2019 - $5 million and July 2020 - $4 million. The settlement was recorded as restructuring in the second quarter of 2018 on the Consolidated Statements of Income (Loss) with the 2018 and 2019 amounts recorded in accounts payable and accrued liabilities and the 2020 amount recorded in other non-current liabilities. This has settled the outstanding claim.

OBSIDIAN ENERGY THIRD QUARTER 2018	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17